May 10, 2019

Christopher T. Hatto
Vice President, Controller and Chief Accounting Officer
300 Renaissance Center
Detroit, MI 48265

VIA EDGAR

Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4546
Washington, D.C. 20549-4546

RE:	General Motors Company
Form 10-K for the Year Ended December 31, 2018
Filed February 6, 2019
File No. 001-34960

To whom it may concern:

This letter from General Motors Company (“we”, “our”, “us”, “GM” or the “Company”) is in response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated April 30, 2019, relating to the Company’s Form 10-K for the Year Ended December 31, 2018 (File No. 001-34960) filed with the Commission on February 6, 2019 (the “2018 Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources Automotive Liquidity, page 31

1.
Please consider providing a consolidated table of cash flows provided by (used in) operating, investing and financing activities for each year presented as shown in the statements of cash flows, or a discussion of consolidated amounts. In this regard, we note you present separate tables of Automotive cash flows, GM Cruise cash flows, and GM Financial cash flows, without reconciling these individual tables to the consolidated amounts shown in statements of cash flows. Please revise or advise.

Our current Liquidity and Capital Resources discussion focuses on Automotive cash flows, GM Cruise cash flows and GM Financial cash flows because these components of our operations are the key drivers of our consolidated cash flow results. Accordingly, we believe investors and analysts primarily focus on these sector cash flow amounts as opposed to the consolidated amounts to understand our cash flow activity and overall liquidity. We believe that our current disclosure, which excludes a consolidated statement of cash flows and a discussion of the consolidated amounts, represents a clearer and more concise presentation of the key drivers of our overall cash flows and liquidity for investors. However, we recognize that our current presentation does not clarify that certain cash flows between the sectors are eliminated on a consolidated basis. As such, in response to the Staff’s comment, we propose to add the following disclosure on a prospective basis prior to our discussion of sector liquidity in “Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources”:
_____________________________________________

Cash flows occur amongst our Automotive, GM Cruise and GM Financial operations that are eliminated when we consolidate our cash flows. Such eliminations include, among other things, collections by Automotive on wholesale accounts receivables financed by dealers through GM Financial, payments between Automotive and GM Financial for accounts receivables transferred by Automotive to GM Financial, dividends issued by GM Financial to Automotive and Automotive cash injections in GM Cruise. The presentation of Automotive liquidity, GM Cruise liquidity and GM Financial liquidity presented below includes the impact of cash transactions amongst the sectors that are ultimately eliminated in consolidation.

Note 8. Equity in Net Assets of Nonconsolidated Affiliates, page 64

2.
We note equity income from your nonconsolidated affiliates represented approximately 25.3% of your income before income taxes for the year ended December 31, 2018, and more specifically, the equity income from the Automotive China joint ventures represented 23.1% of the pre-tax income. Please advise of the consideration given to providing financial statements of your Automotive China equity method joint ventures pursuant to Rule 3-09 of Regulation S-X. In this regard, if any of these joint ventures meet the significance criteria, audited financial statements would be required for fiscal year end December 31, 2018 and unaudited financial statements could be provided for the comparative prior years in which the equity method income was less than 20% of your pre-tax income. Please advise or revise as appropriate.

Note 8. Equity in Net Assets of Nonconsolidated Affiliates (“Note 8”) on page 64 of our 2018 10-K summarizes our direct and indirect ownership interests in our nonconsolidated affiliates, including our China joint ventures (“JVs”). Note 8 also discloses the equity income and additional summarized financial information of our investments in nonconsolidated affiliates. Due to the importance and significance of our China JVs, the summarized financial information of our China JVs is presented separately from our investments in other nonconsolidated affiliates. On a quarterly and annual basis, we perform individual significance tests on all of our equity investments listed on page 65 of our 2018 Form 10-K (which includes those equity investments made by our subsidiaries and those made by our equity investees) based on the requirements of Rule 3-09 of Regulation S-X (“S-X 3-09”) (as well as the applicable Staff guidance associated with lower-tier equity investees). None of these individual equity investees exceeded the 20 percent threshold under either the income or investment tests of Rule 1-02(w) of Regulation S-X (“S-X 1-02(w)”). As a result, S-X 3-09 separate annual financial statements of any of our or our subsidiaries’ equity investees or lower-tier equity investees are not required to be included in our 2018 Form 10-K. One of our equity investees, SAIC General Motors Corp., Ltd. (“SGM”), did individually meet an S-X 1-02(w) significance test in 2014 thereby resulting in the inclusion of its financial statements in each of our Form 10-K filings for the fiscal years ended 2014, 2015 and 2016. In 2014, we incurred certain significant charges associated with proceedings related to ignition switch recalls and other matters that contributed to SGM meeting the significance test in 2014. Since 2014, none of our individual investees has exceeded the significance thresholds prescribed in S-X 3-09.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (313) 667-5193.

Very Truly Yours,

/s/ CHRISTOPHER T. HATTO
Christopher T. Hatto
Vice President, Controller and Chief Accounting Officer